

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Alex Behfar
Executive Chairman and Acting Chief Executive Officer
Odyssey Semiconductor Technologies, Inc.
9 Brown Road
Ithaca, NY 14850

      Re: Odyssey Semiconductor Technologies, Inc.
         Form 10-K for the year ended December 31, 2020
         Filed April 8, 2021
         Form 10-K/A for the year ended December 31, 2020
         Filed May 28, 2021
         File No. 333-234741

Dear Mr. Behfar:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing